Mail Stop 3561

July 31, 2006

David L. Zoeller
National City Bank
1900 East 9th Street
Cleveland, OH 44114

Re: **National City Credit Card Master Note Trust**
       Amendment no. 1 to Registration Statement on Form S-3
       Filed July 6, 2006
       File Nos. 333-131355; 01 and 02

Dear Mr. Zoeller:

        Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so that we can better understand your disclosure. After reviewing this information, we may raise additional comments. Please note that page references are to the marked copies you provided to us.

Registration Statement on Form S-3

Annex I
The Master Trust Portfolio, page A-I-4

1. We note your response to prior comment 14 of our letter dated March 6, 2006; however, please revise your Annex in an appropriate section to provide a cross reference to your disclosure that appears under "The Master Trust-Defaulted Receivables; Rebates and Fraudulent Charges" in the base prospectus.

2. Furthermore, please revise your base prospectus under "The Master Trust-Defaulted Receivables; Rebates and Fraudulent Charges" on page 77 to reflect your response to prior comment 14. Specifically, please clarify that the Seller

Amount, and not the investors' interests, will be adjusted because of a rebate or refund.

Base Prospectus
Derivative Agreements, page 48

3. While we note your response to prior comment 25, please revise the first sentence of this section to remove your reference to "other swaps."

Part II
Exhibit 4.4

4. While we note your response to prior comment 31, we could not locate reference to the reports on assessment of compliance to be provided by the servicer(s). Please revise or advise.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all the facts relating to a company's disclosure, they are responsible for the accuracy and adequately of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

If you have any questions regarding these comments, you may contact Rolaine Bancroft at (202) 551-3313. If you need further assistance, you may contact me at (202) 551-3454.

Sincerely,

Sara D. Kalin
Branch Chief - Legal

cc: Via Facsimile (212) 755-7306
Glenn S. Arden, Esq.
Jones Day